SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934

 			        (Amendment No. 4)
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                            DWS Municipal Income Trust
                                    ( KTF )
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   233368109
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                                 (CUSIP Number)

                               Paul E. Rasmussen
                                3300 IDS Center
                             80 South Eighth Street
                           Minneapolis, MN 55402-4130
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                 (Name, Address, and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               January 23, 2024
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 233368109
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1    NAME OF REPORTING PERSON

     Sit Investment Associates, Inc.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ]
                                                                         (b) [x]
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3    SEC USE ONLY
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4    SOURCE OF FUNDS (See Instructions)
	00
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                        [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Incorporated in Minnesota
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                    7     SOLE VOTING POWER
   NUMBER OF
   SHARES           -----------------------------------------------------------
   BENEFICIALLY     8     SHARED VOTING POWER
   OWNED BY
   EACH	                   5,396,588 Shares
   REPORTING        -----------------------------------------------------------
   PERSON           9     SOLE DISPOSITIVE POWER
   WITH
   	              -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

	                   5,396,588 Shares
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,396,588 Shares
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See instructions)                                                 [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.78%
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14   TYPE OF REPORTING PERSON (See Instructions)

     IA
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


CUSIP No. 233368109
-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     Sit Fixed Income Advisors II, LLC
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ]
                                                                         (b) [x]
-------------------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
	00
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                        [ ]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Incorporated in Minnesota
-------------------------------------------------------------------------------
                    7     SOLE VOTING POWER
   NUMBER OF
   SHARES           -----------------------------------------------------------
   BENEFICIALLY     8     SHARED VOTING POWER
   OWNED BY
   EACH	                  5,396,588 Shares
   REPORTING        -----------------------------------------------------------
   PERSON           9     SOLE DISPOSITIVE POWER
   WITH
   	              ----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

	                   5,396,588 Shares
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,396,588 Shares
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See instructions)  [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.78%

14   TYPE OF REPORTING PERSON (See Instructions)

     IA

EXPLANATORY NOTE

This Amendment No. 4 ("Amendment") amends and supplements the statement on
Schedule 13D filed on October 6, 2023, as most recently amended by Amendment No. 3 filed on December 28, 2023 (collectively, the
"Original Schedule 13D" and, as amended by this Amendment, the "Schedule 13D"), relating to the shares of Common Stock ("Shares)" of DWS Municipal Income Trust (the "Issuer"). Except as specifically provided herein, each Item of the Original Schedule 13D remains unchanged. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Original Schedule 13D.

ITEM 4   Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended to add the following:

On January 22, 2024, the Sit Entities delivered a letter to the Issuer expressing concern about the persistently high Net Asset Value ("NAV") discount (the share price relative to net asset value) for the Issuer. The Sit Entities believe that the NAV discount is the result of the Issuer's significant underperformance versus the benchmark and considerable reduction in the size of the Issuer's monthly dividends. The Sit Entities believe that the overuse of leverage is the primary driver of these two factors.

The Sit Entities requested that the Issuer take corrective action, including proactive measures to reduce the NAV discount. Such action should include providing shareholders with the opportunity to redeem shares at the Fund's NAV. The investment adviser should refund to the Issuer any management fees collected which were based on the value of the borrowed assets during the periods in which the cost of borrowing exceeded the return on the Issuer's holdings.

ITEM 5   Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended to read as follows:

a) and b)
The aggregate percentage of Shares reported owned by Sit Entities herein is based upon 39,172,837 Shares outstanding as of January 23, 2024, which is the total number of Shares outstanding as reported on the Issuer's website. As of the date hereof, the Sit Entities may be deemed to be the beneficial owner of 5,396,588 Shares held in client accounts which represent 13.78% of the Issuer's outstanding Shares. Each of the Sit Entities may be deemed to have shared power to vote and dispose of such Shares. However, none of SIA's or SFI's directors or executive officers own Shares directly.

c) Transactions in Shares by the Sit Entities in the last 60 days are set forth in Exhibit A.

d) The clients of SIA and SFI have the right to participate in the receipt of dividends from, or proceeds from the sales of, the Shares held for their respective accounts.

e) Not applicable.

ITEM 7   Materials to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended to add the following exhibit:

Exhibit B: Letter from the Sit Entities to the Issuer, dated January 19,
2024.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
January 23, 2024

By:   Sit Investment Associates, Inc.
       /s/ Roger J. Sit
      -----------------------------------
      Name/Title: Roger J. Sit, Chairman & CEO

By:   Sit Fixed Income Advisors II, LLC
       /s/ Roger J. Sit
      -----------------------------------
      Name/Title: Roger J. Sit, Chairman & CEO

                                   EXHIBIT A


Schedule of Transactions in Shares by Sit Entities in the last 60 days:

------------------ ------------------ 		------------------ ------------------
						Shares of Common
Date of  	    Transaction	   		Stock Purchased	   	Price
Transaction	    Type			/(Sold)		  	Per Share ($)
------------------ ------------------ 		------------------ ------------------
11/20/2023		BUY			7,800.00		8.37
11/20/2023		BUY			7,855.00		8.37
11/21/2023		BUY			25,000.00		8.36
11/22/2023		BUY			21,871.00		8.3392
11/22/2023		BUY			7,300.00		8.3392
11/24/2023		BUY			12,100.00		8.3391
11/24/2023		BUY			12,900.00		8.3391
11/27/2023		SELL			(3,400.00)		8.32
11/28/2023		BUY			9,200.00		8.3599
11/28/2023		BUY			1,916.00		8.359901
11/28/2023		BUY			1,000.00		8.3599
11/28/2023		BUY			1,300.00		8.3599
11/28/2023		BUY			900			8.3599
11/29/2023		BUY			2,147.00		8.4449
11/30/2023		BUY			21,800.00		8.4998
11/30/2023		BUY			28,200.00		8.4998
12/4/2023		BUY			4,707.00		8.646701
12/5/2023		BUY			2,600.00		8.6487
12/5/2023		BUY			1,328.00		8.648697
12/5/2023		BUY			3,600.00		8.6487
12/6/2023		BUY			35,738.00		8.6647
12/7/2023		BUY			172			8.66
12/8/2023		BUY			7,600.00		8.6553
12/8/2023		BUY			5,942.00		8.6553
12/8/2023		BUY			1,100.00		8.6553
12/8/2023		BUY			1,100.00		8.6553
12/11/2023		BUY			3,100.00		8.65
12/11/2023		BUY			3,700.00		8.65
12/11/2023		BUY			3,561.00		8.65
12/11/2023		BUY			2,400.00		8.65
12/12/2023		BUY			13,900.00		8.6494
12/12/2023		BUY			11,906.00		8.6494
12/13/2023		BUY			81,000.00		8.665
12/13/2023		BUY			69,100.00		8.665
12/14/2023		SELL			(10,200.00)		8.7627
12/15/2023		BUY			25,000.00		8.7978
12/18/2023		BUY			23,700.00		8.8015
12/18/2023		BUY			20,074.00		8.8015
12/19/2023		BUY			58,200.00		8.8698
12/19/2023		BUY			44,000.00		8.8698
12/19/2023		BUY			5,000.00		8.8698
12/19/2023		BUY			42,200.00		8.8698
12/19/2023		BUY			49,800.00		8.8698
12/19/2023		BUY			42,700.00		8.8698
12/19/2023		BUY			31,900.00		8.8698
12/19/2023		BUY			50,000.00		8.8698
12/21/2023		BUY			10,000.00		8.8585
01/08/2024		BUY			15,498.00		8.9816
01/09/2024		BUY			4,500.00		8.9690
01/09/2024		BUY			2,400.00		8.9690
01/09/2024		BUY			25,000.00		8.9690
01/09/2024		BUY			18,100.00		8.9690
01/11/2024		BUY			1,999.00		8.9900
01/12/2024		BUY			8,975.00		9.0109
01/16/2024		BUY			20,030.00		8.9787